SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                          (Amendment No. 4)


                    AMERICAN BANKNOTE CORPORATION
                           (Name of Issuer)


                     Common Stock, $.01 par value
                    (Title of Class of Securities)

                             024490 10 4
                            (CUSIP Number)

                           Morris Weissman
                        Chairman of the Board
                 American Banknote Corporation
                        410 Park Avenue
                    New York, New York 10022
                         (212) 593-5700
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       December 20, 1999
    (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Scheduled 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following Box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                           SCHEDULE 13D
CUSIP No.024490 10 4

1.   Name of Reporting Person;
     S.S. or I.R.S. Identification No. of Above Person

     Morris Weissman

2.   Check the Appropriate Box if a Member of the Group  (a) [  ]   (b) [  ]

3.   SEC Use Only

4.   Source of Funds
     N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization:
     U.S.A.
                        7.   Sole Voting Power: 2,795,762 Shares(1)
Number of Shares
Beneficially Owned      8.   Shared Voting Power:  None
by Each Reporting
 Person With:           9.   Sole Dispositive Power: 2,274,095 Shares(2)

                       10.   Shared Dispositive Power: 40,000(1)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            2,795,762 Shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)
            10.7%

14.  Type of Reporting Person
            IN

(1) Includes 40,000 Shares held by the Reporting Person's former spouse, over which the Reporting Person has sole voting power, and a right of first refusal with respect to their sale.

(2) Excludes 481,667 Shares (the "Restricted Shares"), awarded pursuant to the Long Term Performance Plan and the Executive Incentive Plan, over which the Reporting Person currently lacks dispositive power because the awards have not vested. See Item 6 below.

This Amendment No. 4 to the Schedule 13D filed by the Reporting Person dated August 6, 1990 reflects the disposition of 12,500 shares of the Issuer's Common Stock, par value $.01 per share (the "Shares") on December 17, 1999, and 250,000 Shares on December 20, 1999.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by substituting the following:

The Reporting Person is the beneficial owner of 2,795,762 Shares, constituting approximately 10.7% of the class outstanding, after his sale on December 17, 1999 of 12,500 Shares at $.09 per share, in ordinary broker transactions, and 250,000 Shares on December 20, 1999 at $.08 per share, in a privately negotiated transaction .

The 2,795,762 Shares consists of: (a) 1,121,428 Shares held by Reporting Person; (b) 481,667 Restricted Shares (as defined in note 2, above); (c) 40,000 Shares held by the Reporting Person's former spouse, over which the Reporting Person has sole voting power, and a right of first refusal with respect to a sale of such Shares; (d) 1,042,667 options held by the Reporting Person which are currently exercisable; and (e) 110,000 Shares held by the Reporting Person's spouse.

Other than the two sale transactions noted above, the Reporting Person did not effect any transactions in the Shares during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by deleting the last sentence of the first paragraph, and the second paragraph, and adding the following:

An aggregate of 1,042,667 Shares are currently issuable upon exercise of such options at the prices noted above. All options under the plans noted above have vested, except for 33,333 options under the 1990 Employee Stock Option Plan, which vest on September 30, 2000, and 33,333 options under the Long Term Performance Plan ("LTPP"), which vest on May 2, 2000.

Pursuant to the LTPP and the Executive Incentive Plan ("EIP"), the Issuer has granted restricted Shares to the Reporting Person as follows: 180,000 Shares on April 25, 1996 under the LTPP, 140,000 Shares on March 27, 1997 under the LTPP, and 476,000 Shares on March 23, 1998 under the EIP. The Shares granted in the April 25, 1996 award vest based principally on certain performance criteria. Twenty-five percent of such Shares have vested, and the balance will vest on April 25, 2001, subject to acceleration based on future performance. The March 27, 1997 and March 23, 1998 awards each vest at the rate of 33 1/3% on the first three anniversaries of the respective date of award.

The Reporting Person has satisfied all of his obligations under the Loan and Pledge Agreement, dated August 1, 1994, by and between the Reporting Person and Citibank N.A., pursuant to which the Reporting person had pledged a certain number of Shares which he beneficially owns.

The Reporting Person is indebted to the Issuer based on two loans. On the first loan, dated August 1, 1997, he is indebted to the Issuer in the principal amount of $500,000, plus accrued interest of $101,000. On the second loan, dated April 30, 1998, he is indebted to the Issuer in the principal amount of $950,000, plus accrued interest of $130,000. Such loans bear interest at the Citibank Base Rate, adjusted from time to time (8.5% as of the filing date). The loans mature on August 1,2002 and April 30, 2001, respectively, and are secured by an aggregate of 678,333 Shares beneficially owned by the Reporting Person (of which 435,000 are Restricted Shares). Reference is made to Item 5 with respect to 40,000 Shares held by the Reporting Person's former spouse.


                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 13, 2000


                                            s/ Morris Weissman
                                                  Morris Weissman